FOR IMMEDIATE RELEASE

March 28, 2003 - Dundee Bancorp Inc. (DBC.A - TSX) today announced that purchases of a maximum of 1,212,583 of its class A subordinate voting shares
("Subordinate Voting Shares"), representing approximately 5% of the 24,251,661 issued and outstanding Subordinate Voting Shares on the date hereof, by means of a normal course issuer bid through the facilities of The Toronto Stock Exchange
("TSX"), will commence on April 1, 2003 and will terminate no later than March
31, 2004. The purchases will be made in accordance with the Policies and rules of the TSX.  The price paid for any Subordinate Voting Shares acquired will be the market price at the time of purchase and all Subordinate Voting Shares purchased under the bid will be cancelled.

Dundee Bancorp purchased an aggregate of 81,362 Subordinate Voting Shares at an average price of $13.45 per share through the facilities of the TSX under a normal course issuer bid which commenced on April 1, 2002 and will expire March
31, 2003.

Dundee believes that the purchase of its Subordinate Voting Shares at current market values represents a good long-term investment for the Company.

For further information please contact:

Lori E. Beak
Assistant Secretary
(416) 365-5165

A copy of the Notice may be obtained upon request from the Secretary of the
Corporation, without charge.